Republic

Company Name	Plei
Logo	
Headline	Play Soccer on Demand

Cover photo



Hero Image


Join Game (6v6)
$10
About this facility

Tags

Tech, Sports, B2C, B2B

Pitch text

Summary

- 1,757 Games hosted in 2019
- $300K+ revenue in 2019 ($400K lifetime revenue), $1M projected in 2020
- 3 revenue streams: Plei App, Plei System SAAS Model / CC Service Fees
- Partnerships with 27 sports facilities across South Florida and Houston
- Over $200,000 Generated for Partner Facilities in 2019
- $3.30 CAC with LTV of $70 where LTV continues to grow every month
- 2020 Domestic Expansion, 2021 International Expansion

Problem

Soccer players find it difficult to play the sport they love


Soccer is the most popular sport in the world
Played by over 300 Million globally
Viewed by 3 Billion globally
Most consistently played sport in the world
However, there is no platform where amateur soccer players can connect with one another

Before playing, a player must first:

- Find the necessary amount of players to complete a game
- Find a field to play at, and make sure that the field will be available just for them
- Manage field payments and make sure all players have paid

This process takes a lot of time out of a player's day, and many can't get past the first step, so they give up trying to play sport they love




In an age of instant gratification, soccer players should be able to connect and play on-demand with no barriers

Solution

Marketplace connecting soccer facilities & players

Before connecting players under one platform, we noticed that we first needed a way to connect with the soccer fields where we would eventually host our players









We take a Business-to-Business (B2B) approach, where we partner directly with soccer facilities and provide them with an all-in-one management system: the Plei System (only management system made specifically for soccer facilities).

Part of the Plei System is the 'Reservations' page, where facilities can manage their day-to-day field rentals:


Clock in / out
Wednesday, May 16th, 2018
Field #1
Field #2
Field #3
Field #4
Alice Moore
Stephen Russell
Plei App Game
Joseph Morgan
Adam Martinez
George Clark
Sarah's 5th Birthday Party
Wednesday Men's League
Nicholas Davis
Plei App Game
Ralph Watson
Walter Hernandez

Our technology reads their field inventory and intelligently creates Plei App games on unused inventory. In doing so, we provide a win-win scenario: businesses win by capitalizing on unused fields, and players win by having a platform that empowers them to play with just 2 clicks.


Open Games
Thu 2
Fri 3
Sat 4
Sun 5
Mon 6
Tue 7
Wed 8
90 Minute Kendall Game
@KilianSoccerComplex
Futbol5
5/10 Spots Filled
Join
Sun "Shaded" 90 Minute Game
@SoccerCageDowntown
Downtown
Join Game
7 spots left
Bringing Friends?
0
$11
Slide to join
Great news! Your 2:30 PM game at Killian Palms Soccer Complex is confirmed
Make sure to arrive **EARLY**. It is rude to the other players to arrive late.
We will send you more details and instructions about 1 hour before game time
Please be aware:
1. There is a $0.50 cent surcharge for any declined payments.
2. There is a $5 fee for No Shows. If you need to cancel, please let us know before the game.
Here are the details and instructions for your game at Killian Palms Soccer Complex
Tuesday, December 31st, 2019
Meet at 2:15 PM
Play from 2:30 PM to 4:00 PM
Killian Palms Soccer Complex
Address: 9950 SW 104th St, Miami, FL 33176
Please *Click* this link below to view the game instructions:

On the Business-to-Consumer (B2C) side, once the game is created on the Plei System, it populates on the Plei App for our network of players to join.

Our technology takes care of making sure games fill up with the necessary amount of players to complete a game, as well as guides each player throughout the process so that they know exactly what to do once they get on the field.

Product

Plei App + Plei System


Plei App Features
as of January 2020
View Game Feed
Browse open games and see how many spots are filled in each game
Sort Games
Sort games by distance, time, and filter for skill levels
Join Game in 2 Clicks
1-2 passing makes a good footballer. 1-2 clicks is all it takes to get in the game
View Game Details
Instructions so players know exactly what to do when arriving to the field
Pay for Game
Payments securely processed in-app before the game
View Teams
See the teams inside the game details before the game
Update Status
Allows players to add / remove guests as well as leave a game (cancellation policy)
Customer Service
Chat with Plei App representatives directly in-app for support
App Store
Google Play
Upcoming Features
How was the game?
Review all aspects of the game, including the facility
Messaging
Enjoyable experience through Direct & Group messaging


and other players
Book a Field
Players with a group of friends can book an entire field at local facilities
Add Friends
We believe in integrating social features into Plei
Look for Player
Connects players with groups who are missing players to complete their game
Suggested Games
Curated suggested games based on player preference
Upload Media
Upload memorable moments during your Plei experience
League/Tournaments
Across multiple facilities in the city, creating a World Cup feel


Plei System Features
as of January 2020
Manage Field Rentals
Client Database
Unlimited users
Employee time tracking
Manage Cancellations / No Shows
Track Field Payments
Invoice Generation
POS System
Inventory Tracking
Run a variety of different reports
Categorize Field Rentals to track KPI's
Only system built specifically for Soccer Facilities
Receipt Printer / Cash Drawer Integration
Upcoming Features
Memberships / Reward Programs
Email / SMS Messaging
Look For Players
(Allows Facilities to tap into
League / Tournament Management Platform
Youth Academy management
Post Games
(Allows Facilities to post


Plei App Network to find
players for a field rental)
pick-up games on the
Plei App)
Auto website generation /
management
Machine Learning
integration

Introduction of Machine Learning

2020

Since we have access to both supply and demand, the goal is to connect both sides in the most optimal level

1

Trend Recognition

Our system will automatically recognize when a soccer field is available and how much demand there would be for a game at that time & location *(Auto create / Manage game)*

2

Intelligent Matchmaking

We want to make sure our games are as enjoyable of an experience as possible. Connecting players with similar skill levels (from beginners to masters) is key to a great game

3

Targeted Notifications

To help fill up games as efficiently as possible, our system will send game alerts to the players who are most probable to play in that specific game


Customer Service
Our goal is for 100% of players and facilities to be satisfied. Although this may not be realistic, it sets a standard to make sure we deliver value to both sides of the marketplace. We will introduce automation to keep these levels high at scale
4
Key to scale
We believe that the introduction of ML is key in scaling our services globally while keeping an enjoyable experience for both facilities and players
5

Traction

Network of fields & players


# of Plei App Players
2019 Total: 9k
2020 Projected: 100k
# of Plei App Games


2018 Total Games: 125
2019 Total Games: 1,757
2020 Projected Games: 7,000
Monthly Recurring Revenue
2018 Total: $71k
2019 Total: $300k
Projected Quarterly Revenue
2020


2020 Total: $1M+

Customers

Our community

A few of our partner facilities:


27 Facilities across
South Florida & Houston


FUT5
SOCCER

What facilities are saying

Jorge Espinosa

[illegible]

Danilo Pioni

[illegible]

[illegible]

Henry Garzon

[illegible]

[illegible]


Community of Players



What players are saying

4.9 ★★★★★

Alexander Zaf





Business Model

How we make money

Our B2B strategy has allowed us to build our company on top of a sustainable business model.


3 Revenue Streams
Across Plei System + Plei App
1
Subscription Fee
Our partner facilities pay us, on average, $199 per month for the Plei System + Plei App services
2
CC Service Fee
We charge 6% per CC transaction that goes through the Plei System. Processing $200k+ in CC's as of Jan 2020
3
Plei App
By negotiating discounted field rental rates with facilities, we net an average of 35% of the total game revenue
Ancillary Revenue
1
2


Website Sales
As an add-on service, we offer facilites a complete re-do of their website, including a Book a Field feature that allows for their clients to book a field directly on their website (syncing directly to the Plei System)
Merch Store
We have had many players asking where they can purchase Plei App shirts, shorts, hats, sweaters, etc. We'll be offering this serivce through the Plei Merch Store
Launching Q1 of 2020

Market

Most popular sport in the world

- Played by over 300 Million globally
- Viewed by 3 Billion globally
- Most consistently played sport in the world


US Market Analysis
1,250+ Soccer Facilites
24 million+ Soccer Players
$2.5B Opportunity


Worldwide (excluding US) Analysis
20,000+ Soccer Facilites
276 million+ Soccer Players
$27.8B Opportunity



Worldwide Interest in Soccer


TOP INSTAGRAM
EARNERS FROM
2019


6/10 top instagram earners are soccer players

Competition


Plei System
Competitive Landscape (B2B)
Payment Processor
Field Management
League Management
Square
EZFacility
teamSNAP
clover
bookedIN
LeagueApps
SHOPKEEP
31
sportsengine
All in one
Only management system built specifically for soccer facilities
Plei App


What makes us different
1
Business-to-Business (B2B)
Our close relationships with soccer facilities allows
us to ensure that the experience of players is as
positive and reliable as possible
Technology Company
We do not see ourselves as a Pick-up App. Rather, we are
a technology company, where we are building out
automation that will allow us to host 1,000+ games per day
2
3
Timing
Despite the size and constant growth of the market, the
levels of technological advancement are significantly
low. Today's state of technology has made it possible
to build a platform that affects millions
Customer Service
We want 100% of our players to be satisfied. Although this
may not be realistic, a standard is set across our company
where our main driver is the satisfaction of our clients
4
5
Long-term oriented
Our strategy, from the beginning, has always been looking
at the big picture and future of Plei. We understand the
potential our platform can achieve at a global level, but


know that the only way to get there is by executing our
short term goals and objectives

Vision

Global presence

With interest and traction already gathered, we will continue to grow exponentially as we partner with more companies and facilities and build soccer communities across the world.

2019



In 2019, we expanded our services to South Florida and Houston, where we proved a scalable model.

2020





In 2020, we will expand our services throughout major markets in the United States

---

2021 Beyond




In 2021 and beyond, we will take our company global, until we reach our goal of building a community of players under one platform where soccer is accessible to everyone around the world.

Other sports

One question we get asked a lot is: why not other sports?

We believe that each sport has its own set of problems that need solving and focusing on many sports at once can get distracting.

We are choosing to take a Peter Thiel approach, where we are focusing on one niche, growing that, and then in the future have the option to expand into other sports.

Scaling our services will give us leverage in the future if we decide to enter another sport. At that point, we will analyze the market and see if the opportunity is best to expand to other sports or to keep growing in the Soccer industry.

Product vision

Soccer is the game that brings people together while being physically healthy & active. The communal and social nature of the sport is something that we will translate through our platform.

Apart from the *Upcoming Features* in the *Product* section of this campaign, there are other features we will integrate into our platform that will change the way players interact with the sport.

Ultimately, everything we do is for our community and their experience playing the beautiful game. We want to impact as many people as possible through our platform, one game at a time.

Founders



Sebastian Duque, CEO

An avid soccer player with a passion for innovative technology, Sebastian Duque grew up in Miami, FL. He graduated college at Loyola University Maryland in 2015, where he started an apparel company, Custom Sportswear (CSW). CSW provided custom apparel to different organizations at local Universities, cutting costs to save clients money, providing faster delivery times, and higher levels of customer service.

In January 2016, he promised himself he would start a company that would solve all the underlying pain points he faced as a soccer player. Fast forward to 2020, he has built Plei to where it is today with no institutional funding. Now, his mission is to spread the joy and excitement that soccer has brought him to the rest of the world.

Alejandro Duque, COO

Alejandro has been a serial entrepreneur from a young age. He was the type of child that would sell candy bars and waters to his friends at school. After graduating from high school and attending three semesters at university he quickly realized that his passion for building businesses was his driving force in life.

He left University and started a green energy company, BioElectric. Focused on the industrial market, BioElectric produced hardware that increased the efficiency of electrical consumption and optimized power factor, achieving an average reduction of 25% in electricity consumption reduction.

Family Business

Sebastian and Alejandro have many years of experience working together. Beginning in 2013, they worked as insurance agents building a successful health insurance agency. This business has allowed for Plei to remain bootstrapped and to keep reinvesting.

The two brothers come from an entrepreneurial family. Their parents emigrated from Colombia to Miami, FL in the late 80's. In 1998 they started a local insurance agency which has grown to one of the most successful agencies in South Florida.

Their parents have been role models all their life, teaching them values of honesty, dedication, perseverance, consistency, and discipline. Witnessing first hand the sacrifices they've made in their life and their attention to customer service is something the two brothers have made integral into the foundation of Plei.

Team

	Sebastian Duque	CEO
	Alejandro Duque	COO
	Roberto Anton	Project Manager
	Gavin Ray	Lead Developer
	Luis Carbonell	Software Developer
	Fede Lozano	Intern

Perks

$500	Shoutout on our website! Brief quarterly update report
$2,500	Shoutout on our website! Brief quarterly update report Plei T-Shirt & Water Bottle
$10,000	Shoutout on our website! Plei T-Shirt & Water Bottle 1:1 call with our founders to discuss roadmap, metrics, etc. In-depth quarterly update report
$50,000	Shoutout on our website! Plei T-Shirt & Water Bottle In-depth quarterly update report Dinner with our team in Miami, FL (transportation not included)
$100,000	Shoutout on our website! Plei T-Shirt & Water Bottle In-depth quarterly update report Dinner with our team in Miami, FL (transportation included) Access to direct line of communication with our founders

FAQ